                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 Schedule 13D
                   Under the Securities Exchange Act of 1934

                       FINANCIAL PERFORMANCE CORPORATION
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                   317630309
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                                (CUSIP Number)

                          William V.A. Zorn, Esquire
         McLane, Graf, Raulerson & Middleton, Professional Association
                                 P.O. Box 326
                          Manchester, N.H. 03105-0326
                                (603) 625-6464
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 16, 2001
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            (Date of Event Which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [_]

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(1)  Names of reporting persons; I.R.S. Identification Nos. of above persons

Thomas P. Willey: ###-##-####
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(2)  Check the appropriate box if a member of a group
   (a)  [_]

   (b)  [_]

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(3)  SEC use only

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(4)  Source of funds (see instructions)

   OO

   Securities received by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 to the Issuer.

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(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d)
     or 2(e)  [_]

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(6)  Citizenship or place of organization

   United States of America
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

Number of shares beneficially owned by each reporting person with:

  (7)  Sole voting power                                  756,250
  (8)  Shared voting power                                    -0-
  (9)  Sole dispositive power                             756,250
 (10)  Shared dispositive power                               -0-

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(11) Aggregate amount beneficially owned by each reporting person.

   756,250

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

   [_]
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(13) Percent of class represented by amount in Row (11)

   5.8%

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(14)  Type of reporting person

   IN

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

ITEM 1.  SECURITY AND ISSUER

   This Schedule relates to the Common Stock, $.01 par value, of Financial Performance Corporation.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Thomas P. Willey

(b)  18 Winding Brook Drive, Stratham, NH 03885

(c)  Officer of subsidiary of Issuer.

(d) Thomas P. Willey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Thomas P. Willey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Securities received by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTIONS.

   The Securities were received by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998.

   In the event that the value per share of the Issuer's common stock exceeds an average of $5 per share for a seven business day period, Mr. Willey shall have the right to convert a certain promissory note with a principal amount of $1 million dollars into common stock of the Issuer. In the event that Mr. Willey exercises his right to convert the promissory note to shares of Common Stock of the Issuer, Mr. Willey shall have the right to receive the number of shares of common stock of the Issuer equal to the result of the outstanding principal amount of the promissory note plus accrued interest divided by $3.

   Thomas P. Willey does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Thomas P. Willey may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Common Stock, $.01 par value, of Financial Performance Corporation:
     756,250; 5.8%.

(b) Thomas P. Willey as trustee of the Thomas P. Willey Revocable Trust of 1998 possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 received the securities on January 16, 2001:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 is a party to a voting agreement in which Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 agrees to vote in favor of (1) the approval of the conversion rights granted by the Issuer to James M. Willey trustee of the James M. Willey Trust - 1995 and Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998, and (2) the conversion of certain shares of Class A Convertible Preferred Stock of the Issuer to Common Stock of the Issuer.

   The Securities are subject to the following restrictions (i) Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 shall not sell the Securities during the twelve month period immediately following January 11, 2001, (ii) Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 shall not sell more than twenty-five percent (25%) of the Issuer's shares originally issued to the holder during each of the second and third twelve month periods following January 11, 2001, and (iii) Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998 shall not sell more than fifty percent (50%) of the Issuer's shares originally issued to the holder during each of the fourth or fifth twelve month periods following January 11, 2001; and provided that the holder of such shares may transfer such shares to the holder's spouse, any immediate descendants of the transferor or any trust for the exclusive benefit of any of the foregoing; and provided further that such holder shall provide the Issuer with prior written notice of any such transfer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Voting Agreement
Exhibit B: Stock Transfer Restriction

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          January 24, 2001

          /s/ Thomas P. Willey
          --------------------
          Thomas P. Willey

                                   Exhibit A



          AGREEMENT made as of the 11th day of January 2001, by and between Financial Performance Corporation ("FPCX") and each of the individuals set forth below (collectively, the "Shareholders").

                                   RECITALS
                                   --------


     A. FPCX presently contemplates entering into a certain Stock Purchase Agreement to acquire all of the outstanding Capital Stock of Willey Brothers, Inc. ("Willey Brothers"); and


     B. A part of the consideration for such purchase of the shares of Willey Brothers, as aforesaid, consists of Subordinated Convertible Term Promissory Notes ("Promissory Notes") convertible into shares of common stock of FPCX. The provisions for conversion of such Promissory Notes to common stock require shareholder approval by the shareholders of FPCX; and


     C. FPCX will issue shares of its Class A Convertible Preferred Stock ("Preferred Stock") prior to the acquisition of the shares of Willey Brothers to persons unrelated to the shareholders of Willey Brothers. The provisions of the Preferred Stock for conversion of such shares of common stock require shareholder approval by the shareholders of FPCX; and


     D. Each of the individuals below (except the Sellers) is a shareholder of FPCX and holds the number of shares of common stock set forth opposite his name. Upon consummation of the transactions contemplated by the Stock Purchase Agreement, the Sellers will become shareholders of FPCX, holding the number of shares of common stock set forth opposite their names. The aggregate shareholdings of the undersigned Shareholders constitute in excess of 50% of the presently issued and outstanding common stock of FPCX; and


     E. Each of the individuals below (with the exception of the Sellers) acknowledge it to be in their individual best interests for the Stock Purchase Agreement and the transactions contemplated thereby to be undertaken. As a condition to signing the Stock Purchase Agreement, and as an inducement for the Sellers to sign the Stock Purchase Agreement, each of the individuals below (with the exception of the Sellers) agree to sign this Agreement.


     F. FPCX shall call a meeting of its shareholders to be held on or before December 31, 2001 for the purpose of adopting resolutions authorizing the issuance of common stock upon conversion of the Promissory Notes and Preferred Stock into common stock and to adopt such other resolutions that may be required to give effect to the aforesaid (the "Resolutions"):

                                   Agreement
                                   ---------

          The parties hereto agree as follows:

     1. FPCX will prepare and submit to its shareholders, as soon as practicable following the Closing of the Stock Purchase Agreement, a proxy statement, prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including, among other matters, a proposal seeking shareholder approval of the conversion rights contained in the Promissory Notes into common stock and the conversion rights of the Preferred Stock into Common Stock (the "Proxy Statement"). The Board of Directors of FPCX will recommend that the shareholders of FPCX vote in favor of the proposal.
FPCX will use its best efforts to obtain such shareholder approval. FPCX shall call a meeting of its Shareholders to be held on or before December 31, 2001 for the purposes set forth above in the Recitals.


     2. Each of the undersigned Shareholders confirms and agrees to ratify and to vote in favor of the adoption of the Resolutions more particularly described in the Recitals above at a Shareholders Meeting of FPCX to be held on or prior to December 31, 2001 and to take such other action to give effect to the aforesaid Revolutions and to the Agreements set forth herein as may be necessary, including but not limited to the appointment of Jeffrey S. Silverman, Edward T. Stolarski and Charles M. Modlin or either one of them as proxies to take such action for the Shareholders at such meeting, all in accordance with the Proxy Statement.


     3. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original instrument and all of which together shall constitute a single document. Signatures transmitted by electronic facsimile shall be deemed to be original signatures.


     4. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principles.


     5. This Agreement shall be binding on the undersigned Shareholders, their heirs, successors and assigns.


     6. Since the Sellers will be irreparably damaged if the provisions of this Agreement above are not specifically enforced, the Sellers shall be entitled to an injunction or any other appropriate decree of specific performance (without the necessity of posting any bond or other security in connection therewith) restraining any violation or nonfulfillment of the covenants above. Such remedies shall not be exclusive and shall be in addition to any other remedy, at law or in equity, which the Sellers may have for any breach or threatened breach of the provisions hereof.

         IN WITNESS WHEREOF, we have hereunto signed our hands and seals as of the day and year first above written.

                                    Financial Performance Corporation



                                    By:  /s/ Ronald Nash, President
                                         --------------------------
                                         Duly Authorized


Name                       No. of Shares         Signatures
----                       -------------         ----------


Robert Trump                 4,506,422           /s/ Robert Trump
                                                 ------------------------

Jeffrey S. Silverman           681,000           /s/ Jeffrey S. Silverman
                                                 ------------------------

Ronald Nash                    623,000           /s/ Ronald Nash
                                                 ------------------------

William Lilley III             500,000           /s/ William Lilley, III
                                                 ------------------------

Laurence J. DeFranco           500,000           /s/ Laurence J. DeFranco
                                                 ------------------------

James M. Willey                756,250           /s/ James M. Willey
as Trustee under the                             ------------------------
James M. Willey Trust - 1995

Thomas P. Willey               756,250           /s/ Thomas P. Willey
as Trustee under The                             ------------------------
Thomas P. Willey Revocable
Trust of 1998

                                   Exhibit B


The securities represented by this certificate are subject to a certain stock purchase agreement dated as of January 11, 2001 among the Company and certain of its shareholders. Notice of such agreement is hereby given; a copy of it is on file at the principal office of the Company.

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or the securities laws of any state and may not be sold or otherwise disposed of except pursuant to an effective registration statement under the Act and applicable state securities laws or pursuant to an applicable exemption from the registration requirements of the Act and such laws.

The holder, as well as its designees and transferees, in accordance with the above (i) shall not sell the securities represented by this certificate during the twelve month period immediately following January 11, 2001, (ii) shall not sell more than twenty-five percent (25%) of the shares originally issued to the holder during each of the second and third twelve month periods following January 11, 2001 and (iii) shall not sell more than fifty percent (50%) of the shares originally issued to the holder during each of the fourth or fifth twelve month periods following January 11, 2001 and provided that the holder of such shares may transfer such shares to the holder's spouse, any immediate descendants of the transferor or any trust for the exclusive benefit of any of the foregoing; and provided further that such holder shall provide the company with prior written notice of any such transfer.